UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File No. 001-02217

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
(Full title of the plan)

THE COCA-COLA COMPANY

(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia 30313
(Address of the plan and address of issuer’s principal executive offices)

CARIBBEAN REFRESCOS, INC.

THRIFT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2016 and 2015

and for the Year Ended December 31, 2016

with Reports of Independent Registered Public Accounting Firms

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2016 and 2015

and for the Year Ended December 31, 2016

To the Thrift Plan Committee of

Caribbean Refrescos, Inc.

Caribbean Refrescos, Inc.

Cidra, Puerto Rico

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of net assets available for benefits of Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) as of December 31, 2016, and the related statement of changes in net assets for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Long & Associates, LLC

Alpharetta, Georgia

June 29, 2017

To the Thrift Plan Committee of

Caribbean Refrescos, Inc.

Caribbean Refrescos, Inc.

Cidra, Puerto Rico

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of net assets available for benefits of Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) as of December 31, 2015. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 28, 2016

2

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
ASSETS
Investments (Notes 3 and 4)	$36,457,106	$37,445,284
Due from broker	—	26,967
Notes receivable from Participants	698,296	659,593
Net assets available for benefits	$37,155,402	$38,131,844

Refer to Notes to Financial Statements.

3

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions to net assets:

Investment income (loss):
Net depreciation in fair value of investments	$(277,245)
Dividend income from common stock	826,731
Interest and dividend income	17,682
Total investment income	567,168

Interest income from notes receivable from Participants	26,004

Contributions:
Employer	559,177
Participants	1,782,524
Total contributions	2,341,701

Total additions	2,934,873

Deductions from net assets:

Distributions to Participants	3,898,033
Administrative expenses	13,282

Total deductions	3,911,315

Net decrease in net assets available for benefits	(976,442)

Net assets available for benefits, beginning of year	38,131,844

Net assets available for benefits, end of year	$37,155,402

Refer to Notes to Financial Statements.

4

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

Note 1 – Description of Plan

The following description of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering a majority of the employees of Caribbean Refrescos, Inc. (the “Company”), a wholly owned subsidiary of The Coca-Cola Company. Eligible employees may begin participating in the Plan after reaching age 18 and completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

The election to contribute to the Plan by employees (“Participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company currently making a matching contribution equal to 100% of the first 3% of compensation contributed by a Participant subject to certain limitations imposed by the Puerto Rico Internal Revenue Code of 2011 (the “Code”). Participants are fully vested in their contributions and the Company contributions immediately.

Participants may contribute to the Plan with “Before-Tax” dollars and/or “After-Tax” dollars. “Before-Tax” contributions are not subject to current income taxation. For the year 2016, Participants may contribute to the Plan on a “Before-Tax” basis up to $15,000 of their annual compensation subject to certain limitations imposed by the Code. In addition to “Before-Tax” contributions, Participants may contribute on an “After-Tax” basis up to 10% of their annual compensation. Participants are allowed to roll over account balances from other qualified retirement plans into the Plan. The Plan allows Participants who are age 50 or older by the end of the year to make additional “Catch-Up” contributions within limits imposed by the Code.

All contributions are paid to a trustee and are invested as directed by Participants. Participants may direct their contributions into common stock of The Coca-Cola Company, mutual funds and collective trust funds with various investment objectives and strategies.

Valuation of Participant Accounts

Participant account balances are valued based upon the number of shares or units of each investment fund credited to Participant accounts. The shares and units are revalued on a daily basis to reflect earnings and other transactions. Participant account balances are updated on a daily basis to reflect transactions affecting account balances.

5

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 – Description of Plan (Continued)

Notes Receivable from Participants

Participants may borrow from their account balances subject to certain limitations. Participant loans may be taken from a combination of “Before-Tax”, “After-Tax” and rollover account balances. The following applies to Participant loans:

(a)	The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)	The minimum amount that a Participant may borrow is the lesser of 50% of their account balance or $1,000.

(c)	The loan interest rate is the prime rate (as published in The Wall Street Journal at the inception of the loan). Prior to April 1, 2016, the loan interest rate was the prime rate plus 1%.

(d)	The loan repayment period is one to five years for a general purpose loan and one to 15 years for a loan used to purchase or build a principal residence. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Generally, payments from the Plan are made in a single lump sum upon a Participant’s retirement, termination or disability. However, upon death of a Participant, the surviving spouse or other designated beneficiary may choose to receive annual installment payments, up to a maximum of 10, from the Plan. Participants may elect to receive in-service withdrawals from their “After-Tax” account balances.

Administration

The Company is the named Plan administrator as defined in ERISA Section 3(16)(A). However, the Thrift Plan Committee of Caribbean Refrescos, Inc. (the “Committee”), on behalf of the Company and as designated in the Plan document, has substantial control of and discretion over the administration of the Plan. Banco Popular de Puerto Rico is the trustee of the Plan. Effective April 1, 2016, the Committee engaged Mercer HR Services, LLC and Transamerica Retirement Solutions, LLC (successor to Mercer HR Services, LLC) to provide recordkeeping services for the Plan. Prior to April 1, 2016, Merrill Lynch, Pierce, Fenner & Smith Inc. was the custodian of the Plan who also performed recordkeeping services.

Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time. In the event of termination, the Committee may either continue the Trust for as long as it considers advisable, or terminate the Trust, pay all expenses from the Trust Fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

6

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 Fair Value Measurements and Disclosures (“ASC 820”). See Note 3 for fair value measurements.

Notes Receivable from Participants

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. Delinquent notes receivable are classified as distributions based upon the terms of the Plan document.

Investment Transactions and Income

Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. The net appreciation or depreciation in fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year. Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.

Administrative Expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company.

Payment of Benefits

Distributions to Participants are recorded when payment is made.

7

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2 – Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient (“NAV”). This guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share as a practical expedient. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan should apply the amendments retrospectively to all periods presented. The Plan adopted this new standard for the year ended December 31, 2016 and for the prior year presented. The Plan did not assign a level to the fair values of collective trust funds as these funds measure fair value using the net asset value per share as a practical expedient.

In July 2015, FASB issued ASU No. 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962) Part I. Fully Benefit-Responsive Investment Contracts; Part II. Plan Investment Disclosures; and Part III. Measurement Date Practical Expedient. The amendments remove the requirement to:

•	Report fully benefit-responsive investment contracts at fair value. Contract value is the only required measure for fully benefit-responsive contracts.
•	Disclose individual investments held which exceed 5% of net assets available for benefits.
•	Disclose net appreciation in fair value of investments by type of investment held.
•	Disaggregate investments reported in the fair value hierarchy table by class of investment. They may be presented by general type only.

The Plan adopted ASU No. 2015-12 for the year ended December 31, 2016 and for the prior year presented. Accordingly, certain 2015 disclosures that are no longer required were removed.

Reclassifications

Certain amounts from the prior year were reclassified to conform to the current year presentation.

8

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. ASC 820 established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 —	Quoted prices in active markets for identical assets or liabilities.
•	Level 2 —	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•	Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Investments as of December 31, 2016, were measured at fair value on a recurring basis (at least annually) as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Investments Using NAV Practical Expedient*		Total
Common stock (A)	$24,933,879	$	―	$24,933,879
Mutual funds (B)	4,796,145		―	4,796,145
Collective trust funds (C)	―		6,727,082	6,727,082
	$29,730,024		$6,727,082	$36,457,106

(A)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.
(B)	Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.
(C)	The underlying investments held in the collective trust funds are active or passive equity or debt securities. The collective trust funds are valued at the net asset value per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions or unfunded commitments.

* In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the statements of net assets available for benefits.

9

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – Fair Value Measurements (Continued)

Investments as of December 31, 2015, were measured at fair value on a recurring basis (at least annually) as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Investments Using NAV Practical Expedient*		Total
Common stock (A)	$25,297,704	$	―	$25,297,704
Mutual funds (B)	11,283,832		―	11,283,832
Collective trust funds (C)	―		863,748	863,748
	$36,581,536		$863,748	$37,445,284

(A)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(B)	Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	The underlying investments held in the collective trust funds consist of actively managed equity securities. The collective trust funds are valued at the net asset value per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions or unfunded commitments.

* In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the statements of net assets available for benefits.

The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2016 and 2015. During the year ended December 31, 2016, there were no transfers of financial instruments into or out of Level 3.

10

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4 – Transactions with Parties-in-Interest

During the year ended December 31, 2016, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value
Purchases	150,796	$6,517,115
Sales	138,267	$6,011,297
Dividends received	N/A	$826,731

The Plan held the following investments in common stock of The Coca-Cola Company:

	Shares	Fair Value
December 31, 2016	601,396	$24,933,879
December 31, 2015	588,867	$25,297,704

Note 5 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Included in investments as of December 31, 2016 and 2015 is common stock of The Coca-Cola Company with a market value of $24.9 million and $25.3 million, respectively. These investments represent 68.4% and 67.6% of total investments as of December 31, 2016 and 2015, respectively. A significant decline in the market value of common stock of The Coca-Cola Company would have an adverse effect on the Plan’s net assets available for benefits.

11

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 6 – Income Tax Status

The Plan qualifies under Sections 165(a) and 165(e) of the Puerto Rico Income Tax Act of 1954 (the “Act”), as amended (for applicable tax years), Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended (for applicable tax years), and Sections 1081.01(a) and 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011, as amended (for applicable tax years) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the applicable tax requirements to maintain its qualification. The Plan obtained a determination letter on October 19, 1990, in which the Puerto Rico Department of the Treasury ruled that the Plan, as then designed, was in compliance with the applicable requirements of the Act. The Plan has been amended subsequent to receiving this determination letter. The Plan obtained letters on October 22, 1998, September 27, 2000, February 16, 2012 and February 10, 2014, in which the Puerto Rico Department of the Treasury ruled that the amendments did not affect the qualified status of the Plan. The February 10, 2014 letter provides that the Plan constitutes a qualified retirement plan that satisfies the rules of the Puerto Rico Internal Revenue Code of 2011, as amended. The Committee believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

12

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

EIN: 66-0276572 PN: 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Common Stock:
*	The Coca-Cola Company	Common Stock	$24,933,879

	Collective Trust Funds:
	Invesco Trust Company	Invesco Stable Value Trust Fund	4,417,883
	Wilmington Trust Retirement	Lazard/Wilmington Emerging Markets Fund	101
	Northern Trust Investments, Inc.	ACWI Ex-U.S. IMI Index Fund	3,405
	Northern Trust Investments, Inc.	Aggregate Bond Fund	4,186
	Northern Trust Investments, Inc.	S&P 500 Index Fund	1,016,987
	Wellington Trust Company, NA	SMID Research Equity Fund	1,284,520
	Total Collective Trust Funds		6,727,082

	Mutual Funds:
	Columbia Management Advisors, LLC	Contrarian Large Cap Core Equity Fund Y	599,681
	J.P. Morgan Asset Management	Smart Retirement Income Fund	42,707
	J.P. Morgan Asset Management	Smart Retirement 2015 Fund	46,182
	J.P. Morgan Asset Management	Smart Retirement 2020 Fund	113,455
	J.P. Morgan Asset Management	Smart Retirement 2025 Fund	989,002
	J.P. Morgan Asset Management	Smart Retirement 2030 Fund	1,265,863
	J.P. Morgan Asset Management	Smart Retirement 2035 Fund	340,256
	J.P. Morgan Asset Management	Smart Retirement 2040 Fund	20,334
	J.P. Morgan Asset Management	Smart Retirement 2045 Fund	38,759
	J.P. Morgan Asset Management	Smart Retirement 2050 Fund	35,040
	J.P. Morgan Asset Management	Smart Retirement 2055 Fund	6,823
	J.P. Morgan Asset Management	Smart Retirement 2060 Fund	150
	Loomis, Sayles & Company, L.P.	Core Plus Bond Fund N	593,130
	MFS Investment Management	Institutional International Equity Fund	704,763
	Total Mutual Funds		4,796,145

	Participant Loans:
*	Participants	Loans with interest rates ranging from
		3.5% to 10.0%. Maturities through 2021.	698,296

	TOTAL ASSETS (HELD AT END OF YEAR)		$37,155,402
*	Party-in-interest

Note: Column (d) cost is not required for participant-directed investments.

13

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee of Caribbean Refrescos, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
(Name of Plan)

By:	/s/ MYRNA MERCED
Myrna Merced
Chairperson, Thrift Plan Committee of
Caribbean Refrescos, Inc.

Date: June 29, 2017

EXHIBIT INDEX

Exhibit No.	Description

23.1	Long & Associates, LLC Consent of Independent Registered Public Accounting Firm
23.2	Banks, Finley, White & Co. Consent of Independent Registered Public Accounting Firm